UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ARADIGM CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505301

(CUSIP Number)

September 25, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 038505301

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 51,512,735
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 51,512,735
9	Aggregate amount beneficially owned by each reporting person. 51,512,735
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.8%*
12	Type of reporting person CO

*	Based on 586,375,325 shares, which is the sum of (i) 252,407,221 shares of common stock reported to be outstanding as of August 2, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 9, 2013 and (ii) 333,968,104 shares of common stock issued upon consummation of the Stock Purchase Agreement (the “Stock Purchase Agreement”), dated May 20, 2013, between Grifols and certain other investors, as disclosed by the Issuer in the Form 8-K filed with the SEC on August 29, 2013.

CUSIP No. 038505301

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 51,512,735
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 51,512,735
9	Aggregate amount beneficially owned by each reporting person. 51,512,735
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.8%*
12	Type of reporting person CO

*	Based on 586,375,325 shares, which is the sum of (i) 252,407,221 shares of common stock reported to be outstanding as of August 2, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 9, 2013 and (ii) 333,968,104 shares of common stock issued upon consummation of the Stock Purchase Agreement, as disclosed by the Issuer in the Form 8-K filed with the SEC on August 29, 2013.

CUSIP No. 038505301

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 2,890,625
	6	Shared voting power. -0-
	7	Sole dispositive power. 2,890,625
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 2,890,625
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.5%*
12	Type of reporting person CO

*	Based on 586,375,325 shares, which is the sum of (i) 252,407,221 shares of common stock reported to be outstanding as of August 2, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 9, 2013 and (ii) 333,968,104 shares of common stock issued upon consummation of the Stock Purchase Agreement, as disclosed by the Issuer in the Form 8-K filed with the SEC on August 29, 2013.

CUSIP No. 038505301

1	Name of reporting persons. Aaron Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 450,300
	6	Shared voting power. -0-
	7	Sole dispositive power. 450,300
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 450,300
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.1%*
12	Type of reporting person IN

*	Based on 586,375,325 shares, which is the sum of (i) 252,407,221 shares of common stock reported to be outstanding as of August 2, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 9, 2013 and (ii) 333,968,104 shares of common stock issued upon consummation of the Stock Purchase Agreement, as disclosed by the Issuer in the Form 8-K filed with the SEC on August 29, 2013.

CUSIP No. 038505301

1	Name of reporting persons. Ivan Lieberburg
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 2,664,254
	6	Shared voting power. -0-
	7	Sole dispositive power. 2,664,254
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 2,664,254
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.5%*
12	Type of reporting person IN

*	Based on 586,375,325 shares, which is the sum of (i) 252,407,221 shares of common stock reported to be outstanding as of August 2, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 9, 2013 and (ii) 333,968,104 shares of common stock issued upon consummation of the Stock Purchase Agreement, as disclosed by the Issuer in the Form 8-K filed with the SEC on August 29, 2013.

CUSIP No. 038505301

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 51,512,735
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 51,512,735
9	Aggregate amount beneficially owned by each reporting person. 51,512,735
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.8%*
12	Type of reporting person IN

*	Based on 586,375,325 shares, which is the sum of (i) 252,407,221 shares of common stock reported to be outstanding as of August 2, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 9, 2013 and (ii) 333,968,104 shares of common stock issued upon consummation of the Stock Purchase Agreement, as disclosed by the Issuer in the Form 8-K filed with the SEC on August 29, 2013.

Preliminary Statement:

This Schedule 13G filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA”), Aaron Davis, Ivan Lieberburg, and Joseph Lewis (together with Boxer Capital, Boxer Management, MVA, Aaron Davis and Ivan Lieberburg, the “Reporting Persons”), and replaces in its entirety the Schedule 13D filed on May 30, 2013 (the “Schedule 13D”), by the Reporting Persons relating to shares of Common Stock of Aradigm Corporation (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by Boxer Capital, Boxer Management, MVA, Aaron Davis, Ivan Lieberburg, and Joseph Lewis relating to the Common Stock of the Issuer on May 31, 2011, as amended (the “Original Filing”).

The Reporting Persons previously filed the Schedule 13D because, by virtue of separate voting agreements between certain members of the Reporting Persons and Grifols, S.A. (“Grifols”) on May 20, 2013 (the “Voting Agreements”), each of the Reporting Persons, pursuant to the SEC beneficial ownership rules, could have been deemed to be a member of a separate group, with the following parties, each of which entered into a stock purchase agreement and a separate voting agreement with Grifols: (i) First Eagle Value Biotechnology Master Fund, Ltd (and certain of its affiliates) and (ii) Laurence Lytton (the “Investors Group”). To the knowledge of the Reporting Persons, on the date of the filing of the Schedule 13D, the group formed by the Reporting Persons and the Investors Group could have been deemed to beneficially own in the aggregate 451,648,904 shares of Common Stock, which represented 77.1% of the Common Stock.

On August 27, 2013, Grifols completed the purchase of 333,968,104 shares of Common Stock. The Voting Agreements terminated upon closing of the Grifols share purchase, and the Reporting Persons determined that they could no longer be deemed to be part of a group with any member of the Investors Group. In accordance with Rule 13d-1(h), the Reporting Persons accordingly determined to again report their beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by the Reporting Persons.

Item 1(a). Name of Issuer:

Aradigm Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

3929 Point Eden Way

Hayward, CA 94545

Item 2(a). Name of Person Filing:

Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA is an independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. As such, MVA is not controlled by Boxer Capital, Boxer Management or Joseph Lewis. Aaron Davis and Ivan Lieberburg are employed by Tavistock Life Sciences Company.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital, MVA, Aaron Davis and Ivan Lieberburg is: 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c). Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is organized under the laws of the Bahamas. MVA is a limited liability company organized under the laws of Delaware. Aaron Davis and Ivan Lieberburg are citizens of the United States. Joseph Lewis is a citizen of the United Kingdom.

Item 2(d). Title of Class of Securities:

Common Stock, no par value (the “Common Shares”).

Item 2(e). CUSIP Number:

038505301

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 51,512,735* Common Shares. MVA beneficially owns 2,890,625* Common Shares. Aaron Davis beneficially owns 450,300* Common Shares. Ivan Lieberburg beneficially owns 2,664,254* Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 8.8%* of the Issuer’s outstanding Common Shares outstanding. The Common Shares beneficially owned by MVA represent 0.5%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Aaron Davis represent 0.1%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Ivan Lieberburg represent 0.5%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA has the sole power to vote the 2,890,625* Common Shares it beneficially owns. Aaron Davis has the sole power to vote the 450,300* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to vote the 2,664,254* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 51,512,735* Common Shares they beneficially own. None of MVA, Aaron Davis or Ivan Lieberburg has shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 2,890,625* Common Shares it beneficially owns. Aaron Davis has the sole power to dispose of the 450,300* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to dispose of the 2,664,254* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

The Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 51,512,735* Common Shares they beneficially own. None of MVA, Aaron Davis or Ivan Lieberburg has shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 57,517,914 Common Shares which constitute approximately 9.8% of the Issuer’s outstanding Common Shares (based on 586,375,325 Common Shares outstanding, which is the sum of (i) 252,407,221 shares of common stock reported to be outstanding as of August 2, 2013 by the Issuer on its Form 10-Q filed with the SEC on August 9, 2013 and (ii) 333,968,104 shares of common stock issued upon consummation of the Stock Purchase Agreement, as disclosed by the Issuer in the Form 8-K filed with the SEC on August 29, 2013). Boxer Capital has shared voting and dispositive power with regard to the Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares owned by it. Aaron Davis has sole voting and dispositive power over the Common Shares he owns. Ivan Lieberburg has sole voting and dispositive power over the Common Shares he owns. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by MVA, Aaron Davis, or Ivan Lieberburg.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Common Shares held by Boxer Capital. Only MVA has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA. Only Aaron Davis has the right to receive dividends and the proceeds from sale of the Common Shares he holds. Only Ivan Lieberburg has the right to receive dividends and the proceeds from sale of the Common Shares he holds. See Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC
Date: September 25, 2013
	By:	/s/ Aaron Davis
	Name:	Aaron Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

MVA Investors, LLC

	By:	/s/ Christopher Fuglesang
	Name:	Christopher Fuglesang
	Title:	Authorized Signatory

AARON DAVIS

	By:	/s/ Aaron Davis
Aaron Davis, Individually

IVAN LIEBERBURG

	By:	/s/ Ivan Lieberburg
Ivan Lieberburg, Individually

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually